UNITED STATES ANTIMONY CORPORATION POST OFFICE BOX 643 THOMPSON FALLS, MONTANA 59873-0643 406-827-3523 406-827-3543 FAX tfl3543@blackfoot.net E-MAIL

                                                                                                           April 1, 2013

Securities and Exchange Commission
Washington, D.C., 20549

Re:	United States Antimony Corporation
Amendment No. 1 to Form 10-K for Fiscal Year Ended
December 31, 2011
Filed January 8, 2013
Response submitted March 6, 2013
File No. 001-08675

Dear Sirs:

Set forth below is our response to your comment letter of  March  21, 2013, requesting that we amend our 2011 10K filing, or, if appropriate, provide additional information per our 2011 10K filing.

Amendment No. 1 to form 10K for Fiscal Year Ended December 31, 2011
Response to Item11, Executive Compensation, page 31

1)
The company does not have any outstanding grants of plan based awards.   Upon further reading of Item 402(p), we have concluded that the table for outstanding equity awards that we thought needed to be included in an amended 2011 Form 10K should not be included.  The options outstanding that we were going to include in the table were, in fact, warrants issued to the CEO in a prior year as part of an agreement with him to make a loan to the Company.  It appears that the table is meant to disclose outstanding equity awards for service based compensation, and the Company has not made any such awards in the year ending December 31, 2011, or in any prior years.

Regarding Russell Lawrence, he has never received any stock based compensation except for his service as a Company director, which is disclosed in another table.

2)
We have reviewed the summary compensation table required by Item 402 (n)(2)(ix) and concluded that the amounts included in the summary compensation table as restricted options/awards was not correct since these amounts were not connected to compensation as an officer, but were for services provided as a director of the Company.  We had proposed to include Russell Lawrence in this table due to his receipt of fees for service as a director, and now have concluded that he should not be included in the table since he did not receive compensation as an officer in excess of $100,000.  We propose to include the amended summary compensation table below:

Summary Compensation Table, Page 31

We will amend the summary compensation table required by Item 402(n) as follows:

Name and Principal Position	Year	Salary	Bonus	Other Annual Compensation (1)	Restricted Options/Awards (2)	All Other Compensation	Total
John C. Lawrence,	2011	$126,000	N/A	$5,538		None	$131,538
President and Chief	2010	$102,500		$5,538			$108,038
Executive Officer	2009	$100,000		$5,538			$105,538

(1)	Represents earned but unused vacation.

Compensation for all executive officers, except for the President/CEO position, is recommended to the compensation committee of the Board of Directors by the President/CEO.  The compensation committee makes the recommendation for the compensation of the President/CEO.  The compensation committee has identified a peer group of mining companies to aid in reviewing the President’s compensation recommendations for executives, and for reviewing the compensation of the President/CEO.  The full Board approves the compensation amounts recommended by the compensation committee. Currently, the executive managements’ compensation only includes base salary and health insurance.  The Company does not have annual performance based salary increases, long term performance based cash incentives, deferred compensation, retirement benefits, or disability benefits.

For 2011, the compensation committee reviewed the President’s salary, and determined that in comparison to other chief executives in the same industry and similar size companies, he was not adequately compensated.  It was determined by the compensation committee to raise the President’s base salary to $126,000 annually.

See amended disclosure in table above; sentence with “no executive officer received stock awards for their services as a company officer/executive for the years 2009 thru 2011” will be deleted

Neither Russell Lawrence nor John Gustaven received compensation in excess of $100,000 in any year, and are therefore not included in the summary compensation table.

Response - Security Ownership of Certain Beneficial Owners and Management, page 31

We will add a column to the table of beneficial stock ownership to disclose percent of ownership all voting shares.  In addition, since there are no Series A Preferred Shares outstanding, the reference to them has been removed. We will calculate percentages for class and voting stock to be more precise. The following is the amended table:

Title of Class	Name and Address of Beneficial Owner(1)	Amount and Nature of Beneficial Ownership	Percent of Class(1)	Percent of all Voting Stock

Common stock	Reed Family Limited Partnership	3,918,335	6.6	6.4
	328 Adams Street
	Milton, MA 02186
Common stock	The Dugan Family	6,362,927(3)	10.7	10.4
	c/o A. W. Dugan
	1415 Louisiana Street, Suite 3100
	Houston, TX 77002
Series B Preferred	Excel Mineral Company	750,000(5)	100.0	N/A
	PO Box 3800
	Santa Barbara, CA 93130
Series C Preferred	Richard A. Woods	48,305(4)	27.1	*
	59 Penn Circle West
	Penn Plaza Apts.
	Pittsburgh, PA 15206
Series C Preferred	Dr. Warren A. Evans	48,305(4)	27.1	*
	69 Ponfret Landing Road
	Brooklyn, CT 06234
Series C Preferred	Edward Robinson	32,203(4)	18.1	*
	1007 Spruce Street 1st Floor
	Philadelphia, PA 19107
Series C Preferred	All Series C Preferred Shareholders as a group	177,904(4)	100	*

Common stock	John C. Lawrence	4,103,653(2)	6.9	6.7
Common stock	Russ Lawrence	156,000	*	*
Common stock	Leo Jackson	292,000	*	*
Common stock	Gary Babbitt	134,167	*	*
Common stock	Pat Dugan	156,000	*	*
Common stock	Matthew Keane	10,300	*	*
Common stock	Daniel Parks	4,500	*	*
Common Stock	All directors and executive
	officers as a group	4,856,620	8.2	7.9

Series D Preferred	John C. Lawrence	1,590,672(4)	90.8	2.6
Series D Preferred	Leo Jackson	102,000	5.8	*
Series D Preferred	Gary Babbit	58,333	3.4	*
Series D Preferred	All Series D Preferred Shareholders as a group	1,751,005(4)	100.0	2.8

(1)
Beneficial Ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of common stock subject to options or warrants currently exercisable or convertible, or exercisable or convertible within 60 days of March 15, 2012, are deemed outstanding for computing the percentage of the person holding options or warrants but are not deemed outstanding for computing the percentage of any other person. Percentages are based on a total of 59,349,300 shares of common stock, 750,000 shares of Series B Preferred Stock, 177,904 shares of Series C Preferred Stock, and 1,751,005 shares of Series D Preferred Stock outstanding on March 15, 2012.

(2)	Includes 3,853,653 shares of common stock and 250,000 stock purchase warrants. Excludes 183,324 shares owned by Mr. Lawrence's sister, as to which Mr. Lawrence disclaims beneficial ownership.

(3)
Includes shares owned by Al W. Dugan and shares owned by companies owned and controlled by Al W. Dugan.  Excludes 183,333 shares owned by Lydia Dugan as to which Mr. Dugan disclaims beneficial ownership.

(4)	The outstanding Series C and Series D preferred shares carry voting rights equal to the same number of shares of common stock.

(5)
 The outstanding Series B preferred shares carry voting rights only if the Company is in default in the payment of declared dividends.  The Board of Directors has not declared any dividends as due and payable for the Series B preferred stock.

*            Applicable per cent is less than 1%

We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in our filings of forms 10K and 10Q.  We acknowledge that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with the filing of our forms 10K and 10Q.  We acknowledge that we may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Daniel L. Parks
Daniel L. Parks
Chief Financial Officer